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Exhibit 99.3

          TURBODYNE ANNOUNCES DISMISSAL OF LAWSUITS


Carpinteria, California - May 9, 2001 - Turbodyne Technologies, Inc.
(TRBD) announced today that on Tuesday, May 8, 2001, the Superior Court of the State of California granted the Company's request and ordered that (i) the Company's lawsuit against its former corporate counsel be dismissed and (ii) the counsel claiming to represent the Company in such action be removed and replaced by counsel selected by the Board of Directors.

On January 24, 2001, Rainer Wollny, the former President and Chief Executive Officer of the Company, retained Norbert A. Schlei, Esq. to represent the Company in an action against the Company's former corporate counsel. Mr. Wollny did not obtain the consent of the Board of Directors to retain Mr. Schlei or to file the lawsuit. On March 30, 2001, the Board of Directors determined that the lawsuit was without merit, ordered the lawsuit dismissed and directed Mr. Schlei to cease representing the Company.

Mr. Schlei represents Ed Halimi, a former Chairman of the Board, President and Chief Executive Officer of the Company, in a pending investigation by the United States Securities and Exchange Commission. The Company believes that the investigation pertains to certain press releases issued by the Company between May 1997 and September 1998. In April 1999, the Nasdaq Listing Qualifications Panel determined to delist the Company's securities from The Nasdaq Stock Market. In the opinion of the Panel, the Company engaged in a pattern of issuing misleading and incomplete press releases, which often were unsupported by an adequate basis in fact.

Dr. Balabanian, the Chairman of the Board, noted: "We are delighted that the Court has upheld the decision of the Board of Directors to dismiss this meritless lawsuit. It is simply beyond comprehension that this Company should squander its limited resources launching lawsuits against the very people who have been tireless in uncovering and correcting the abuses of prior management. The selection of Mr. Schlei, who has a clear conflict of interest, as counsel raises serious questions concerning the true purpose of this lawsuit." Kenneth Fitzpatrick, the successor to Mr. Wollny as President and Chief Executive Officer, stated: "I sincerely hope that all parties will now join together and redirect their energy to addressing the critical issues facing our Company, particularly improving our working capital position."

Turbodyne Technologies, Inc., a California based high technology company, specializes in the development of charging technology for internal combustion engines and the development and manufacturing of high-tech assemblies for electrically assisted turbochargers and superchargers. Turbodyne Technologies' headquarters is located in Carpinteria, California, and its European office is located in Frankfurt, Germany.

Contacts:

Kenneth Fitzpatrick - President and CEO at California Headquarters:
(800) 566-1130


This release contains forward-looking statements as defined in Section 21E of the Securities Exchange Act of 1934, including statements about future business operations, financial performance and market conditions. Such forward-looking statements involve risks and uncertainties inherent in business forecasts.


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